NO ACT

PE
12-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005716

February 9, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-9-11

Re: Moody's Corporation
Incoming letter dated December 21, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 21, 2010 concerning the shareholder proposal submitted to Moody's by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 13, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

February 9, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Moody's Corporation
Incoming letter dated December 21, 2010

The proposal urges the board to adopt a policy regarding the use of rule 10b5-1 plans for senior executives, including items specified in the proposal.

There appears to be some basis for your view that Moody's may exclude the proposal under rule 14a-8(i)(7), as relating to Moody's ordinary business operations. In this regard, we note that the proposal relates to specific conditions to be included in a policy concerning compliance with insider trading laws. Proposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Moody's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

January 13, 2011

VIA EMAIL
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Moody's Corp. for determination allowing exclusion

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Moody's Corporation ("Moody's" or the "Company") a shareholder proposal (the "Proposal") regarding the use of prearranged trading plans for senior executives.

In a letter dated December 21, 2010, Moody's stated that it intends to omit the Proposal from its proxy materials being prepared for the 2011 annual meeting of shareholders and asked that the Staff of the Division issue a determination that it would not recommend enforcement action if Moody's did so.

Moody's relies solely on Rule 14a-8(i)(7), asserting that the proposal deals with a matter related to the Company's ordinary business operations. Because Moody's has not met its burden of proving that it is entitled to rely on this exclusion, the Plan respectfully urges that its request for relief should be denied.

The Proposal

The proposal is a straight-forward resolution asking Moody's board to adopt a policy regarding the use of prearranged trading plans for senior executives, and the proposal recommends six elements be included in such a policy. A similar proposal was voted at Safeway in 2008 and received 27% of the votes cast on the proposal.

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

The resolution addresses a point of significant concern to shareholders, namely, that senior executive compensation should be aligned with a company's performance as a means of aligning managers' interests with those of shareholders.

The supporting statement cites academic research to suggest that this may not be occurring. One study by Stanford's Alan Jagolinzer found evidence that trades made by executives within 10b5-1 plans were more lucrative than trades executed by insiders at firms that had not adopted 10b5-1 plans and that early terminations of 10b5-1 plans are associated with impending negative disclosures. Jagolinzer, *SEC Rule 10b5-1 and Insiders' Strategic Trade* (Sept. 2007) http://www.ssrn.com/abstract=541502. A separate study concluded that insiders may make above-market returns using 10b5-1 plans, which were found to have "a significant negative effect on the liquidity of a firm's shares, and therefore the firm's cost of capital." *The 10b5-1 Loophole: An Empirical Study* at p. 35 (May 2008), http:/papers.ssrn.com/sol3/papers.cfm?abstract_id=941238. The supporting statement notes that head of the Division of Enforcement expressed concern in 2007 that 10b5-1 plans were being abused to facilitate trading on inside information. Since that time, the Division of Corporation Finance has provided guidance in 2009 regarding the circumstances under which the affirmative defense in Rule 10b5-1 would be available. Nonetheless, shareholder interest in the topic remains, particularly in light of the insider trading trials of Qwest's former CEO Joseph Nacchio and Countrywide's former CEO Angelo Mozilo.

There is thus a significant public interest in this aspect of senior executive compensation, as there was in recent years with respect to such practices as options backdating and board failures to "claw back" unearned incentive compensation following accounting restatements. This concern is not academic with respect to Moody's: The supporting statement cites a news report indicating that Moody's CEO sold $10.1 million in company stock in 2009 and 2010, with one expert noting that sales in those years and in 2007 were "all around price peaks and followed by large declines." *See* Exhibit 1. The report indicates that Moody's declines to provide shareholders with key details about its practices in this area. As a result, shareholders are unable to understand what measures the Moody's board has taken to prevent unjust enrichment of executives.

Analysis

There can be no serious dispute that the Division has long viewed executive compensation as a policy matter that falls outside the usual range of "ordinary business" matters. *See Wendy's International Inc.* (Dec. 4, 1989) (noting change in Division policy regarding golden parachute proposals); *International Business Machines Corp.* (Dec. 15, 1992) (recognizing more broadly the policy shift with respect to resolutions on questions of executive and director compensation). The present Proposal, focusing as it does on corporate policies designed to prevent excessive and unearned executive pay, is fully in line with these principles.

Rather than acknowledge that the Proposal focuses on pay-for-performance issues that are at the core of the executive compensation resolution, Moody's attempts to change the subject. Specifically, the Company asks the Division to narrow its focus, arguing that the Proposal relates simply to compliance with laws and regulations, which is a matter of ordinary business and can thus be excluded under Rule 14a-8(i)(7). This argument does not hold water.

The concern here is with unearned and unwarranted executive compensation. The Division has in the past refused to grant no-action relief in such a situation. Perhaps the best illustration of this principle involves the Division's position with respect to requests that companies adopt a policy with respect to "clawbacks;" namely, that companies pursue claims against executives who profited through bonuses and equity awards that were purportedly based on performance, when it turns out that the figures upon which these awards had been made required a restatement. The Division refused no-action relief in *Qwest Communications International, Inc.* (March 4, 2005), where the resolution called upon the board to review all bonuses and other performance-based compensation made to executive officers during the period of the restatement and pursue all legal remedies to recover such compensation to the extent that the restated results did not exceed the original performance targets. The company argued that this was merely an ordinary business issue, as it sought to compel the board to pursue a specific type of litigation strategy – which is normally an element of ordinary business. The Division rejected that argument, viewing the proposal as relating to a significant policy issue, rather than an attempt to micromanage the board's discretion.

The same reasoning applies here with equal force. Moody's argues, correctly enough, that the Division will "generally" permit the exclusion of proposals seeking that executives adhere to ethical business practices and the conduct of legal compliance programs. *Sprint Nextel Corp.* (March 16, 2010, *reconsideration denied,* Apr. 20, 2010). However, that is a far cry from the present Proposal. The Proposal does not deal with "codes of conduct," nor does it focus on the "conduct" or minutiae of an existing program. The fact of the matter is that Moody's shareholders have no idea what the board's practices or policies are in this area, and the Proposal asks the board to adopt a "best practices" policy intended to assure that executive pay is based on performance.

This Proposal is also distinguishable from other authorities that Moody's cites (at p. 5), such as *Bear Stearns Cos., Inc.* (Feb. 14, 2007), which sought a review of and report on the costs and benefits of Sarbanes-Oxley compliance and an assessment of Bear Stearns' general compliance program. The Proposal here does not seek a report on compliance; it seeks adoption of a policy designed to assure that pay is based on performance.

Also distinguishable is *Chevron Corp.* (Mar. 21, 2008), where the proposal sought adoption of a policy that senior executives be prohibited from selling shares of company common stock during periods in which the company had announced that it may or will be repurchasing company stock. Chevron argued – and the Division agreed – that the proposal could be excluded on ordinary business grounds because it related to regulating alleged conflicts of interest and to the company's legal compliance program. Chevron argued that monitoring or regulating conflicts of interest is a "core function" of the company's legal compliance program, but the situation there is far from what we have here. In the first place, the proponent in *Chevron* did not assert a policy interest in seeing that executives are compensated for performance. Second, there is no claim here that the Proposal is seeking to regulate "ethics" or conflicts of interest. What the proponent here is asserting is that the board should take steps to assure that executive pay is congruent with performance.

Nor can Moody's find any support in *Halliburton Corp.* (Mar. 5, 2008), where the proposal requested a policy of identifying and disclosing to shareholders the shares that were held by an affiliate, director, senior executive officer or entity affiliated with a director or senior executive through an account in a tax haven jurisdiction. The Division permitted exclusion of the proposal as relating to the presentation of affected executives' and directors' stock ownership issues. That proposal is light years away from the present Proposal. The Proposal does not focus on the narrow issue of what accounts may be used by individual executives and officers to hold their shares of company stock. Questions about the tax treatment of compensation after an executive or director has been paid and how those individuals engage in tax planning strategies is qualitatively different from a Proposal that seeks the adoption of a company-wide policy seeking to assure that executive pay is aligned with performance.

The issue presented by this Proposal is no less significant than proposals that have become commonplace in recent years, such as proposals to adopt a clawback policy or to bar options backdating. At a certain level, proposals on those and related compensation topics deal with "compliance" with the law. Nonetheless, the issues transcend ordinary business and go to the heart of policy issues that shareholders view as part of an effective executive compensation policy.

For these reasons, the Plan respectfully asks the Division to deny the no-action relief Moody's has sought.

****

Thank you in advance for your consideration of these comments. If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

Enclosure

cc: Ronald O. Mueller, Esq.
Fax # 202-930-5369

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 63852-00013

December 21, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Moody's Corporation*
Stockholder Proposal of AFSCME Employees Pension Plan
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Moody's Corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") submitted on behalf of the AFSCME Employees Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, that stockholders of Moody's urge the board of directors (the "Board") to adopt a policy regarding the use of prearranged trading plans for senior executives adopted to make use of the safe harbor from insider trading liability contained in the SEC's Rule 10b5-1 ("10b5-1 Plans"), including the following:
>
> - Adoption, amendment or termination of a 10b5-1 Plan must be disclosed within two business days on Form 8-K.
> - Amendment or early termination of a 10b5-1 Plan is allowed only under extraordinary circumstances, as determined by the Board or appropriate Board committee.
> - Ninety days must elapse between adoption or amendment of a 10b5-1 Plan and initial trading under the plan.
> - Reports on Form 4 must identify transactions made pursuant to a 10b5-1 Plan.
> - An executive may not trade in company stock outside the 10b5-1 Plan.
> - Trades under a 10b5-1 Plan must be handled by a broker who does not handle other securities transactions for the executive.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With A Matter Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to the Company's ordinary business operations.

The Staff has consistently recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. For instance, this year in *Sprint Nextel Corp.* (avail. Mar. 16, 2010, *recon. denied* Apr. 20, 2010), the company faced a proposal by a stockholder alleging willful violations of the Sarbanes-Oxley Act of 2002 ("SOX"), and requesting that the company explain why it did not adopt an ethics code designed to deter wrongdoing by its CEO, and to promote ethical conduct, securities law compliance, and accountability. Yet, notwithstanding the context of alleged violations of the securities laws by senior executives, the Staff adhered to and affirmed a long line of precedent regarding proposals implicating legal compliance programs, stating "proposals [concerning] adherence to ethical business practices and the conduct of legal compliance programs are generally excludable under 14a-8(i)(7)." *See also Johnson & Johnson* (avail. Feb. 22, 2010) (proposal requesting that the company take specific actions to comply with employment eligibility verification requirements); *FedEx Corp.* (avail. July 14, 2009) (proposal requesting the preparation of a report discussing the company's compliance with state and federal laws governing the proper classification of employees and independent contractors); *Lowe's Companies, Inc.* (avail. Mar. 12, 2008) (same); *The Home Depot, Inc.* (avail. Jan. 25, 2008) (proposal requesting that the board publish a report on the company's policies on product safety); *Verizon Communications Inc.* (avail. Jan. 7, 2008) (proposal requesting a report on Verizon's policies for preventing and handling illegal trespassing incidents); *The AES Corp.* (avail. Jan. 9, 2007) (proposal seeking creation of a board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (avail. Aug. 1, 2006) (proposal requesting a legal compliance program regarding lending policies); *Halliburton Co.* (avail. Mar. 10, 2006) (proposal requesting the preparation of a report detailing the company's policies and procedures to reduce or eliminate the recurrence of instances of fraud, bribery and other law violations); *Hudson United Bancorp* (avail. Jan. 24, 2003) (proposal requesting that the board of directors appoint an independent stockholders' committee to investigate possible corporate misconduct); *Humana Inc.* (avail. Feb. 25, 1998) (proposal urging the company to appoint a committee of outside directors to oversee the company's corporate anti-fraud compliance program); *Citicorp Inc.* (avail. Jan. 9, 1998) (proposal requesting that the board of directors form an independent committee to oversee the audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the Foreign Corrupt Practices Act or local laws had been made in the procurement of contracts).

The Proposal requests that the Board "adopt a policy regarding the use of prearranged trading plans for senior executives adopted to make use of the safe harbor from insider trading liability contained in the SEC's Rule 10b5-1" and suggests six elements to be included in the policy. Rule 10b5-1 establishes an affirmative defense to insider trading and is one technique that companies may implement as part of their insider trading compliance programs. Under Section 15E(g) of the Securities Exchange Act of 1934, nationally recognized statistical rating organizations, which include the Company's primary subsidiary, are required to "establish, maintain, and enforce written policies and procedures reasonably designed ... to prevent the misuse in violation of this title, or the rules or regulations hereunder, of material, nonpublic information by ... any person associated with such nationally recognized statistical rating organization."[1] Thus, the Company is required to establish, maintain and enforce a legal compliance program addressing the issue that is the subject of the Proposal.

As reflected in *Sprint Nextel Corp.* and the other precedent cited above, ensuring the Company's compliance with applicable laws and policies is exactly the type of "matter[] of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." The Proposal stems from a concern over potential abuse of Rule 10b5-1 plans, inherently an issue of both ethical business practice and legal compliance. Thus, the Proposal directly relates to the Company's compliance program, including whether and how the Company requires compliance with a rule that establishes an affirmative defense to insider trading, and whether the Company mandates that executives go beyond the requirements of the affirmative defense provided under Rule 10b5-1. The Company's establishment of policies and programs to comply with the prohibition of insider trading by senior executives, including the implementation and maintenance of 10b5-1 trading plans, clearly relates to an ordinary business operation.

---

[1] Under Section 3(a)(63) of the Exchange Act, the term "person associated with a nationally recognized statistical rating organization" includes "any person directly or indirectly controlling ... a nationally recognized statistical rating organization...."

The Company devotes significant time, human resources and expense to its legal compliance programs. Thus, these are precisely the type of "matters of a complex nature" that are not appropriate for micro-managing through stockholder proposals. The Proposal would seek to do just that. Among the elements specified in the Proposal are detailed timing and disclosure provisions, restrictions on transactions not made in reliance on the affirmative defense, and even restrictions on the selection of brokers.

As noted above, the Staff has repeatedly concurred with the exclusion of stockholder proposals requesting that the board of directors undertake actions to ensure compliance with laws related to ordinary business operations, even when securities laws are involved. For example, in *Bear Stearns Companies Inc.* (avail. Feb. 14, 2007), the Staff concurred with the exclusion of a proposal requesting a SOX Right-to-Know report detailing the costs and benefits of SOX on the company's in-house operations as well as the impact of SOX on the company's investment banking business. The Staff's response specifically stated that the proposed report would require an assessment of the company's "general legal compliance program," which is characteristically an element of ordinary business operations. *See also Merrill Lynch & Co., Inc.* (avail. Jan. 11, 2007) (concurring in the exclusion of an identical proposal under Rule 14a-8(i)(7) as relating to ordinary business operations ("i.e., general legal compliance program")); *Lehman Brothers Holdings Inc.* (avail. Jan. 11, 2007) (same); *Morgan Stanley* (avail. Jan. 8, 2007) (same).

As well, the Staff recently has addressed a substantially similar proposal and concurred that proposals requesting policies or disclosures regarding the sale of common stock by senior executives fall squarely within the ambit of ordinary business activities. In 2008, the Staff concurred in the exclusion of a proposal urging the board to adopt a policy prohibiting senior executives from selling shares of the company's common stock during periods in which the company had announced the possibility or the intention of repurchasing shares. *Chevron Corp.* (avail. Mar. 21, 2008). In doing so, the Staff explicitly included "policies with respect to the sale of company common stock by senior executives," within the scope of ordinary business activities. Similarly, on a narrower but equally relevant topic, the Staff wrote that "presentation of ownership interests" to the stockholders necessarily falls within the definition of ordinary business operations. *Halliburton Co.* (avail. Mar. 5, 2008). In *Halliburton Co.*, the Staff permitted exclusion of a proposal that would have required implementation of a system disclosing to stockholders any shares of company stock held by an affiliate, a director, a senior executive, or an entity affiliated with a director or senior executive, through an account located in a tax haven jurisdiction. Under Rule 14a-8(i)(7), the Staff also deemed these issues a regular part of ordinary business operations.

The Proposal here is substantially similar to those cited above. As with many other precedent, it relates to conduct of a legal compliance program. As with the proposals in *Chevron Corp.* and in *Halliburton Co.*, it addresses senior executives' interests and dealings in company stock. Just as in *Halliburton Co.*, the Proposal addresses disclosure issues and as with *Chevron Corp.* it addresses the terms and circumstances under which executives engage in transactions in company stock. Similarly, the Proposal seeks to establish restrictive policies with respect to the disposition of common stock by senior executives through restrictions on the timing of transactions, and also through a blanket prohibition on any other means to sell shares outside of this already-restricted avenue. These proposed measures place the Proposal squarely within the precedent of proposals that may properly be excluded under Rule 14a-8(i)(7).

We recognize that the Staff previously has concluded that certain proposals focusing on sufficiently significant policy issues, such as senior executive compensation, may not be excluded under Rule 14a(8(i)(7) in certain circumstance. See Exchange Act Release No. 40018 (May 21, 1998); Staff Legal Bulletin No. 14A (July 12, 2002). However, the Proposal is not about senior executive compensation, nor does it raise a significant social policy issue. As discussed above, the principal purpose of the Proposal is to regulate and address potential concerns that may arise from the use of Rule 10b5-1 plans when senior executives sell or buy securities. The Proposal does not seek to change, limit or otherwise affect the manner in which the Company compensates its senior executive or the design and administration of the Company's senior executive equity compensation programs. Because of its breadth, potentially applying to Company securities obtained by executives outside of any Company compensation programs and to transactions in securities issued by other companies, the Proposal is not focused on executive compensation. Thus, the Proposal involves ordinary business operations and accordingly may properly be excluded under Rule 14a8(i)(7).

As previously discussed, the Staff has for many years consistently concurred in the exclusion of proposals involving a company's compliance with state and federal laws as relating to ordinary business operations, and recently has confirmed that proposals seeking to shape the policies and disclosures surrounding the sale of senior executive stock holdings implicate ordinary business matters. Accordingly, because the Proposal relates to the Company's compliance with state and federal laws and the sale of common stock belonging to senior executives and does not raise a significant social policy issue, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Elizabeth McCarroll, the Company's Assistant General Counsel, at (212) 553-3664.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Elizabeth McCarroll, Moody's Corporation
Charles Jurgonis, AFSCME Employees Pension Plan

100987366_3.DOC

GIBSON DUNN

Exhibit A


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 10, 2010

VIA OVERNIGHT MAIL and FAX (212) 553-7194
Moody's Corporation
7 World Trade Center, 250 Greenwich Street
New York, New York 10007
Attention: Jane B. Clark, Deputy General Counsel and Corporate Secretary

Dear Ms. Clark:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Moody's Corporation (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 1,444 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Resolved, that stockholders of Moody's urge the board of directors (the "Board") to adopt a policy regarding the use of prearranged trading plans for senior executives adopted to make use of the safe harbor from insider trading liability contained in the SEC's Rule 10b5-1 ("10b5-1 Plans"), including the following:

- Adoption, amendment or termination of a 10b5-1 Plan must be disclosed within two business days on Form 8-K.
- Amendment or early termination of a 10b5-1 Plan is allowed only under extraordinary circumstances, as determined by the Board or appropriate Board committee.
- Ninety days must elapse between adoption or amendment of a 10b5-1 Plan and initial trading under the plan.
- Reports on Form 4 must identify transactions made pursuant to a 10b5-1 Plan.
- An executive may not trade in company stock outside the 10b5-1 Plan.
- Trades under a 10b5-1 Plan must be handled by a broker who does not handle other securities transactions for the executive.

Supporting Statement

We believe that 10b5-1 plans can serve a useful function. These plans, which are supposed to eliminate executives' discretion over transactions in company stock, allow executives to diversify their holdings while reducing the risk of insider trading liability.

Concern has been raised, however, that executives may be abusing 10b5-1 plans. A study by Stanford's Alan Jagolinzer found evidence that trades executed within 10b5-1 plans were more lucrative for the insiders than trades executed by insiders at the same firms who had not adopted 10b5-1 plans, and that early terminations of 10b5-1 plans are associated with impending negative disclosures. Jagolinzer concluded that insiders with 10b5-1 plans engage in "some level of strategic trade" despite the rule's purpose. (Alan Jagolinzer, "SEC Rule 10b5-1 and Insiders' Strategic Trade," (Sept. 2007) (available on www.ssrn.com))

Linda Chatman Thomsen, then-director of the SEC's Division of Enforcement, stated that the Jagolinzer study "raises the possibility that plans are being abused in various ways to facilitate trading on inside information." (Mar. 8, 2007 speech, available at http://www.sec.gov/news/speech/2007/spch030807lct2.htm) The SEC's 2009 enforcement action against former Countrywide CEO Angelo Mozilo, which was settled in October 2010, alleged that he had abused 10b5-1 plans by entering into them while in possession of material nonpublic information.

The policy's suggested elements would address these concerns. The limitations on amendment and early termination and the waiting period would constrain senior executives' ability to trade (or terminate a plan and thus refrain from trading) based on material nonpublic information. The disclosure-related principles aim to increase transparency regarding 10b5-1 plan use.

We believe such a policy would be useful at Moody's, where CEO Ray McDaniel sold over $10 million in company stock in 2009 and 2010 under 10b5-1 plans, each time before drops in stock price from peak levels. ("Timing of Stock Sales by Moody's CEO Raises Questions," McLatchy Newspapers, Jul. 28, 2010)

We urge stockholders to vote for this proposal.


AFSCME
We Make America Happen

EMPLOYEES PENSION PLAN

November 10, 2010

VIA OVERNIGHT MAIL and FAX (212) 553-7194
Moody's Corporation
7 World Trade Center, 250 Greenwich Street
New York, New York 10007
Attention: Jane B. Clark, Deputy General Counsel and Corporate Secretary

Dear Ms. Clark:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address below.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687



STATE STREET.

Timothy Stone

Vice President
Specialized Trust Services
STATE STREET BANK
1200 Crown Colony Drive CC17
Quincy, Massachusetts 02169
tstone@statestreet.com

telephone +1 617 985 9509
facsimile +1 617 769 6695

www.statestreet.com

November 10, 2010

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Moody's (cusip 615369105)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee for **1,444 shares of Moody's** common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Moody's stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Timothy Stone